UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
99.1	Press release dated March 16, 2026 related to the registrant’s results of operations for the year ended December 31, 2025.
99.2	Audited consolidated financial statements of the registrant as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.
99.3	Management’s Annual Report on Internal Control over Financial Reporting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: March 16, 2025